

1441 Creekside Dr, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME FILES NEW DRUG SUBMISSION SEEKING CANADIAN APPROVAL OF INTRAVENOUS VERNAKALANT

Vancouver, Canada, December 22, 2015 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced the filing of a New Drug Submission (NDS) with Health Canada's Therapeutic Products Directorate (TPD) seeking Canadian approval of intravenous vernakalant for the rapid conversion of recent onset atrial fibrillation (AF) to sinus rhythm in adults with AF for up to 7 days. Intravenous vernakalant is commercialized as BRINAVESS® in Europe and elsewhere. Health Canada's TPD will complete a detailed review of the NDS and provide a decision on the approvability of the dossier. Health Canada's target duration of NDS review is 300 days.[1]

Jonathan Mather, Cardiome's Director of Regulatory Affairs said "Cardiome is excited to file this NDS as vernakalant was discovered and developed in Canada, and we believe that Canadians are in need of a novel, atrial selective, rapid acting AF converting agent." William Hunter, MD, President and CEO said, "The filing of this NDS is an important milestone for Cardiome and represents a critical step toward our planned build of Canadian commercial operations during 2016. If it is approved by Health Canada, Cardiome expects to commercialize BRINAVESS using its own Canadian sales force, supported by Cardiome's infrastructure that has commercialized BRINAVESS in many other countries. We expect to further build Canadian commercial operations by licensing or acquiring additional pharmaceuticals for the Canadian market."

Atrial fibrillation affects 350,000 persons per year in Canada.[2]

References:

1. Service Standards for Drug Submission Evaluations. http://www.hc-sc.gc.ca/ahc-asc/legislation/acts-reg-lois/service/dse-epm-eng.php
2. Heart and Stroke Foundation of Canada. http://www.heartandstroke.com/site/c.ikIQLcMWJtE/b.5052135/k.2C86/Heart_disease__Atrial_fibrillation.htm

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

For Further Information:

David Dean

Cardiome Investor Relations

(604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928

ddean@cardiome.com

###